


ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

July 6, 2005

SUPPL

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com


SEC MAIL PROCESSING
RECEIVED
JUL 12 2005
WASH, D.C.
198
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~EJH~~ FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of July 1, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel /EMR

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures



DOCSNY1:863595.12
13024-2 JG9/JG9

FILE NO.
82-5077

Dear Mr. Gaebel,

enclosed please find the just published ad hoc release.

- Revenues approx. 13 million Euro, quarterly results around 1 million Euro

- Convertible bond significantly oversubscribed, capital increase completely subscribed

The Prime Standard-listed consulting and software firm, FJH AG (ISIN DE0005130108), today presented its preliminary figures for the first quarter of 2005. Revenues will be at around 13 million Euros (Q1 2004: 19.1 million Euros), the quarterly result will be positive at around 1 million Euros (Q1 2004: -3.2 million Euros). No longer included is HEUBECK AG, which was deconsolidated during the first quarter of 2005. Several special items flowed into the result in the single figure million range, particularly the dissolving of reserves from the previous year. Initial positive effects of the initiated restructuring are already evident.

For the further financing of restructuring, the company announced several corporate actions in June. In the first stage, an investor-guaranteed convertible bond in the amount of 7.9 million Euros was issued, and a capital increase was carried out in the amount of 1.7 million Euros under the exclusion of subscription rights. The convertible bond, for which the subscription period ended yesterday, was oversubscribed and the capital increase was also fully subscribed. The Baader Wertpapier Handelsbank AG was commissioned with the execution and placement of the two corporate actions. The funds from the convertible bond and the funds from the capital increase will flow to the company during this week.

In a second stage, a further capital increase will be carried out during the course of the year. With this, the company will ensure a continuous flow of capital, further strengthen the capital base for restructuring the company and improve the equity capital endowment.

FJH AG
Martina Fassbender
Leonhard-Moll-Bogen 10
81373 Munich
Germany
Telephone: +49 (0) 89 769 01 - 517
Fax: +49 (0) 89 769 01 606
E-Mail: martina.fassbender@fjh.com
Internet: www.fjh.com

Munich, July 05, 2005